SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Hecla Mining Company
                                (Name of Issuer)


                          Series B 7% Preferred Stock,
                            par value $0.25 per share
                         (Title of Class of Securities)

                                    422704205
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422704205

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: -0-
Number of
Shares
Beneficially               6.   Shared Voting Power: -0-
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  -0-
Person
With
                           8.   Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         -0-
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------

CUSIP No. 422704205

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Management, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: -0-
Number of
Shares
Beneficially               6.   Shared Voting Power: -0-
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  -0-
Person
With
                           8.   Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         -0-
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

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                                                                               4


CUSIP No. 422704205

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Capital, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: -0-
Number of
Shares
Beneficially               6.   Shared Voting Power: -0-
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  -0-
Person
With
                           8.   Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         -0-
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

CUSIP No. 422704205

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Jeffrey Thorp
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: -0-
Number of
Shares
Beneficially               6.   Shared Voting Power: -0-
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  -0-
Person
With
                           8.   Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         -0-
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------

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                                                                               6


CUSIP No. 422704205

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         New York
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: -0-
Number of
Shares
Beneficially               6.   Shared Voting Power: -0-
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  -0-
Person
With
                           8.   Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         -0-
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

                  This Amendment No. 3 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G dated September 12, 2002, as amended by Amendment No. 1 dated October 23, 2002 and Amendment No. 2 dated January 30, 2004, with respect to the shares of Series B 7% Preferred Stock, par value $0.25 per share, of Hecla Mining Company.

Item 1(a).        Name of Issuer:

                  Hecla Mining Company (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6500 Mineral Drive, Suite 200
                  Coeur d'Alene, Idaho 83815-8788

Item 2(a).        Name of Persons Filing:

                  (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC, (iv) Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian ("Jeffrey Thorp IRA"), and (v) Jeffrey Thorp ("Thorp", together with Langley L.P., Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp IRA, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office:

                  For each Reporting Person:

                  535 Madison Avenue
                  7th Floor
                  New York, NY 10022.

Item 2(c).        Citizenship:

                  See row 4 of each Reporting Person's cover page.

Item 2(d).        Title of Class of Securities:

                  Series B 7% Preferred Sock, par value $0.25 per share ("Series B Preferred Stock"), of the Company

Item 2(e).        CUSIP Number:

                  422704205

Item 3.           Not applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)      Amount beneficially owned: -0-

                  (b)      Percent of Class: -0-

                  (c)      Number of shares to which each Reporting Person has:

                           (i)   Sole power to vote or direct the vote: -0-

                           (ii)  Shared power to vote or direct the vote: -0-

                           (iii) Sole power to dispose or to direct the
                                 disposition of: -0-

                           (iv) Shared power to dispose of or direct the disposition of: -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  For each Reporting Person:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of a Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2005


                                   LANGLEY PARTNERS, L.P.

                                   By:  LANGLEY CAPITAL, LLC,
                                        as General Partner

                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   LANGLEY MANAGEMENT, LLC

                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   LANGLEY CAPITAL, LLC

                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   JEFFREY THORP IRA, BEAR STEARNS
                                   SECURITIES CORP. AS CUSTODIAN

                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp



                                   /s/ Jeffrey Thorp
                                   --------------------------------------------
                                   Jeffrey Thorp